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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C2M Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7315 Three Chopt Road
(No. and Street)

Richmond	Virgina	23226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's PC
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road - Ste 32	Marietta	Georgia	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor MacLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C2M Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENTON SHIELDS LUPER
NOTARY PUBLIC
REG. #7600809
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2022

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FILED CONFIDENTIALITY

C2M Securities, LLC (formerly known as Strategic Capital Investments, LLC)

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Registered Auditor's Report Thereon

For the Year-Ended December 31, 2019

C2M Securities, LLC
(formerly known as Strategic Capital Investments, LLC)

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C2M Securities, LLC (formally known as Strategic Capital Investments, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of C2M Securities, LLC (formally known as Strategic Capital Investments, LLC) as of December 31, 2019, the related statements of income, changes in member's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of C2M Securities, LLC (formally known as Strategic Capital Investments, LLC) as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Strategic Capital Investments, LLC's management. Our responsibility is to express an opinion on Strategic Capital Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Strategic Capital Investments, LLC's financial statements. The supplemental information is the responsibility of Strategic Capital Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 28, 2020

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

C2M SECURITIES, LLC
(formerly known as Strategic Capital Investments, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	22,695
Receivable from clearing broker		9,650
Prepaid expenses and other assets		20,831
TOTAL ASSETS	$	53,176

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	1,351
TOTAL LIABILITIES		1,351
MEMBERS EQUITY		51,825
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	53,176

The accompanying notes are an integral part of these financial statements.

C2M SECURITIES, LLC
(formerly known as Strategic Capital Investments, LLC)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Placement Fees	$ 99,754
Advisory Fees	20,000
Commissions	2,500
TOTAL REVENUES	122,254
EXPENSES	
Commissions	2,125
Brokerage, exchange and clearing fees	4,355
Management Fees	46,500
Insurance and licensing fees	2,662
Technology	1,200
Regulatory fees	27,741
Professional fees	31,890
Other expense	2,694
TOTAL EXPENSES	119,166
NET INCOME	$ 3,088

The accompanying notes are an integral part of these financial statements.

C2M SECURITIES, LLC

(formerly known as Strategic Capital Investments, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

BALANCE - BEGINNING OF YEAR	$ 43,212
Net income	3,088
Contributions	5,525
BALANCE - END OF YEAR	$ 51,825

The accompanying notes are an integral part of these financial statements.

C2M SECURITIES, LLC
(formerly known as Strategic Capital Investments, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES	
Net income	$ 3,088
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in operating assets:	
Receivable from clearing broker	1,000
Prepaid expenses and other assets	5,315
Decrease in operating liabilities:	
Accrued expenses and other liabilities	379
TOTAL ADJUSTMENTS	6,694
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,782
FINANCING ACTIVITIES	
Member contributions	5,525
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,525
NET INCREASE IN CASH AND CASH EQUIVALENTS	15,307
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	7,388
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 22,695

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

C2M Securities, LLC (the "Company") formerly known as Strategic Capital Investments, LLC, is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and is a wholly-owned subsidiary of C2M Holdings, LLC ("Holdings"). The Company was formerly organized in the state of Michigan pursuant to the Michigan Limited Liability Company Act as Strategic Capital Investments, LLC; it was owned in part by C2M Securities, LLC ("C2M 1") which was wholly owned by Holdings. In January 2020, the Company reorganized in the Commonwealth of Virginia changing its name to C2M Securities, LLC at which time C2M1 dissolved and Holdings became the sole Member.

In 2018, C2M1 had reached an agreement to purchase the remaining 80% interest in the Company and filed a Change of Membership Application with FINRA. In October 2019, FINRA, approved this application.

The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on their books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, real estate investment trusts, and limited partnership and direct participation programs.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as required by the SEC and FINRA.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a limited liability company and all taxes pass through to the members. The Company implemented ASC 740-10-65-1for uncertain tax provisions. For the year ended December 31, 2019 the Company had no uncertain tax positions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Financial Accounting Standards Board and International Accounting Standards Board issued a new standard ASC 606 on revenue recognition in May 2014, which is effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. The Company implemented the standard in 2018. The scope of the services includes commission revenue recognized on a trade date basis and advisor fees and placement fees from fundraising activities.

Revenue from Contracts with Customers: Advisory Fees from Fundraising Activities and Investment Banking/Merger and Acquisition (M&A) Services - These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides fundraising and investment banking/merger & acquisition advisory services.

The agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk. The Company received approximately 90% of its revenue from one customer.

NOTE 4 – RELATED PARTY TRANSACTIONS

Holdings and affiliates, through its employees provides management services to the Company. In 2019, the Company paid Holdings and its affiliates $46,500 in management fees. In 2019 Holdings paid $5.500 in expenses on behalf of the Company, which was recorded as a capital contribution. Holdings also paid the Company its share of billings on a joint project of $10,000 recorded as revenue in the accompanying financial statements.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had regulatory net capital of $30,994, which was $25,994 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was 4.3%.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and constancies.

NOTE 6 – SUBSEQUENT EVENT

The Company evaluated transaction occurring after the year ended December31, 2019 through February 28. 2020, the date these financial statements were available for issuance. Based on this evaluation we have determined the name and state of organization changed as described in Note 1.

The Company is evaluating new accounting standards and will implement as required.

C2M Securities, LLC
(formerly known as Stratefic Capital Investmetns, LLC)

Schedule I

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2019

TOTAL ASSETS	$	53,176
TOTAL LIABILITIES		1,351
NET WORTH		51,825
LESS NON-ALLOWABLE ASSETS		20,831
CURRENT CAPITAL		30,994
LESS HAIRCUTS		-
NET CAPITAL		30,994
REQUIRED NET CAPITAL (GREATER OF $5K OR 6 2/3% OF AI)		5,000
EXCESS NET CAPITAL		25,994

AGGREGATE INDEBTEDNESS	$1,351
AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.36%
MINIMUM REQUIRED NET CAPITAL	$5,000
6 2/3% OF AGGREGATE INDEBTEDNESS	$90
DEBT / EQUITY RATIO	N/A

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C2M Securities, LLC (formally known as Strategic Capital Investments, LLC)

We have reviewed management's statements, included in the accompanying C2M Securities, LLC's (formally known as Strategic Capital Investments, LLC) Annual Exemption Report, in which (1) C2M Securities, LLC (formally known as Strategic Capital Investments, LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which C2M Securities, LLC (formally known as Strategic Capital Investments, LLC) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) C2M Securities, LLC (formally known as Strategic Capital Investments, LLC) stated that C2M Securities, LLC (formally known as Strategic Capital Investments, LLC) met the identified exemption provisions throughout the most recent fiscal year without exception. C2M Securities, LLC (formally known as Strategic Capital Investments, LLC)'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C2M Securities, LLC's (formally known as Strategic Capital Investments, LLC), compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 28, 2020

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2019

The· Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2019

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

C2M Securities, LLC
(formerly known as Strategic Capital Investments, LLC)

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2019 without exception.

Victor MacLaughlin

Chief Executive Officer
Title MANAGING MEMBER